No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On April  25, 2014, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2014.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on April 25, 2014, resolved the expected amount of the fiscal year-end distribution of surplus (quarterly dividends) the record date of which is March 31, 2014.

The distribution of surplus mentioned above will be proposed at the 90th Ordinary General Meeting of Shareholders scheduled to be held in June 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: May 15, 2014

April 25, 2014

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2014

Tokyo, April 25, 2014 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2014.

Fourth Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal fourth quarter ended March 31, 2014 totaled JPY 170.5 billion (USD 1,657 million), an increase of 125.1% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 94.61 (USD 0.92), an increase of JPY 52.58 (USD 0.51) from JPY 42.03 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 3,097.2 billion (USD 30,094 million), an increase of 12.8% from the same period last year, due primarily to increased revenue in automobile and motorcycle business operations, as well as favorable foreign currency translation effects.

Consolidated operating income for the quarter amounted to JPY 165.2 billion (USD 1,606 million), an increase of 21.5% from the same period last year, due primarily to an increase in sales volume and model mix, continuing cost reduction efforts, as well as favorable foreign currency effects, despite increased SG&A and R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 174.7 billion (USD 1,697 million), an increase of 78.1% from the same period last year.

Equity in income of affiliates amounted to JPY 37.3 billion (USD 363 million) for the quarter, an increase of 185.8% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended March 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Mar. 31, 2013	Three months ended Mar. 31, 2014	Change	%	Three months ended Mar. 31, 2013	Three months ended Mar. 31, 2014	Change	%
Motorcycle business	3,962	4,500	538	13.6	2,490	2,730	240	9.6
Japan	50	57	7	14.0	50	57	7	14.0
North America	69	83	14	20.3	69	83	14	20.3
Europe	52	49	- 3	- 5.8	52	49	- 3	- 5.8
Asia	3,363	3,843	480	14.3	1,891	2,073	182	9.6
Other Regions	428	468	40	9.3	428	468	40	9.3

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal fourth quarter by business segment, in motorcycle business operations, revenue from sales to external customers increased 19.5%, to JPY 448.5 billion (USD 4,358 million) from the same period last year, due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 42.9 billion (USD 417 million), an increase of 70.3% from the same period last year, due primarily to an increase in sales volume and model mix and continuing cost reduction efforts, as well as favorable foreign currency effects, despite increased SG&A expenses.

Automobile Business

For the three months ended March 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Mar. 31, 2013	Three months ended Mar. 31, 2014	Change	%	Three months ended Mar. 31, 2013	Three months ended Mar. 31, 2014	Change	%
Automobile business	1,033	1,195	162	15.7	902	933	31	3.4
Japan	200	282	82	41.0	199	280	81	40.7
North America	423	386	- 37	- 8.7	423	386	- 37	- 8.7
Europe	50	51	1	2.0	50	51	1	2.0
Asia	280	405	125	44.6	150	145	- 5	- 3.3
Other Regions	80	71	- 9	- 11.3	80	71	- 9	- 11.3

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased 11.3%, to JPY 2,378.2 billion (USD 23,108 million) from the same period last year due mainly to favorable foreign currency translation effects. Operating income totaled JPY72.9 billion (USD 709 million), a decrease of 5.6% from the same period last year, due primarily to increased SG&A and R&D expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business operations increased 23.9%, to JPY 187.7 billion (USD 1,824 million) from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 19.3% to JPY 48.8 billion (USD 474 million) from the same period last year due mainly to favorable foreign currency effects.

Power Product and Other Businesses

For the three months ended March 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Mar. 31, 2013	Three months ended Mar. 31, 2014
			Change	%
Power product business	1,963	1,990	27	1.4
Japan	81	95	14	17.3
North America	984	959	- 25	- 2.5
Europe	412	441	29	7.0
Asia	348	372	24	6.9
Other Regions	138	123	- 15	- 10.9

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended March 31, 2013 and for the three months ended March 31, 2014, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 1.9%, to JPY 82.6 billion (USD 804 million) from the same period last year, due mainly to increased consolidated unit sales in power product business operations, as well as favorable foreign currency translation effects, despite decreased revenue from other businesses operations. Operating income totaled to JPY 0.5 billion (USD 6 million), an increase of JPY 7.9 billion (USD 78 million) from the same period last year, due mainly to an increase in sales volume and model mix in power product business operations.

Geographical Information

With respect to Honda’s sales for the fiscal fourth quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,109.1 billion (USD 10,777 million), an increase of 4.7% from the same period last year due mainly to increased revenue in automobile and motorcycle business operations. Operating income totaled JPY 43.2 billion (USD 420 million), a decrease of 7.3% from the same period last year, due mainly to increased R&D expenses, despite continuing cost reduction efforts and an increase in sales volume and model mix.

In North America, revenue increased by 4.7%, to JPY 1,405.3 billion (USD 13,655 million) from the same period last year due mainly to favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Operating income totaled JPY 41.8 billion (USD 407 million), an increase of 44.2% from the same period last year due mainly to continuing cost reduction efforts and favorable foreign currency effects, despite increased SG&A expenses.

In Europe, revenue increased by 18.0%, to JPY 244.0 billion (USD 2,371 million) from the same period last year due mainly to favorable foreign currency translation effects. Operating income totaled JPY 14.9 billion (USD 145 million), a decrease of 26.8% from the same period last year due mainly to a decrease in sales volume and model mix.

In Asia, revenue increased by 12.4%, to JPY 748.2 billion (USD 7,271 million) from the same period last year mainly due to increased revenue in motorcycle and automobile business operations as well as favorable foreign currency translation effects. Operating income increased by 42.2%, to JPY 54.0 billion (USD 525 million) from the same period last year due mainly to an increase in sales volume and model mix and continuing cost reduction efforts as well as favorable foreign currency effects.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, revenue increased by 16.3%, to JPY 260.3 billion (USD 2,530 million) from the same period last year mainly due to increased revenue in motorcycle business operations as well as favorable foreign currency translation effects. Operating income totaled JPY 12.9 billion (USD 126 million), an increase of 26.5% from the same period last year mainly due to an increase in sales volume and model mix, despite increased SG&A expenses.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 102.92=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2014.

Fiscal Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2014 totaled JPY 574.1 billion, an increase of 56.4% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal year amounted to JPY 318.54, an increase of JPY 114.83 from JPY 203.71 for the previous fiscal year.

Consolidated net sales and other operating revenue for the year amounted to JPY 11,842.4 billion, an increase of 19.9% from the previous fiscal year, due primarily to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects.

Consolidated operating income for the year amounted to JPY 750.2 billion, an increase of 37.7% from the previous fiscal year, due primarily to increase in sales volume and model mix as well as favorable foreign currency effects, despite increased SG&A and R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the year totaled JPY 728.9 billion, an increase of 49.1% from the previous fiscal year.

Equity in income of affiliates amounted to JPY 132.4 billion for the year, an increase of 60.1% from the previous fiscal year.

Business Segment

Motorcycle Business

For the years ended March 31 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014	Change	%	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014	Change	%
Motorcycle business	15,494	17,021	1,527	9.9	9,510	10,343	833	8.8
Japan	217	226	9	4.1	217	226	9	4.1
North America	250	276	26	10.4	250	276	26	10.4
Europe	179	166	- 13	- 7.3	179	166	- 13	- 7.3
Asia	13,035	14,536	1,501	11.5	7,051	7,858	807	11.4
Other Regions	1,813	1,817	4	0.2	1,813	1,817	4	0.2

Notes: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, revenue from sales to external customers increased 24.2%, to JPY 1,663.6 billion from the previous fiscal year, due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 165.6 billion, an increase of 50.2% from the previous fiscal year, due primarily to an increase in sales volume and model mix and favorable foreign currency effects, despite increased SG&A and R&D expenses.

Automobile Business

For the years ended March 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014	Change	%	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014	Change	%
Automobile business	4,014	4,323	309	7.7	3,408	3,560	152	4.5
Japan	692	818	126	18.2	685	812	127	18.5
North America	1,731	1,757	26	1.5	1,731	1,757	26	1.5
Europe	171	169	- 2	- 1.2	171	169	- 2	- 1.2
Asia	1,122	1,286	164	14.6	523	529	6	1.1
Other Regions	298	293	- 5	- 1.7	298	293	- 5	- 1.7

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased 19.0%, to JPY 9,176.3 billion from the previous fiscal year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 403.7 billion, an increase of 41.2% from the previous fiscal year, due primarily to continuing cost reduction efforts as well as favorable foreign currency effects, despite increased SG&A and R&D expenses.

Financial Services Business

Revenue from customers in the financial services business operations increased 27.3%, to JPY 698.1 billion from the same period last year due mainly to increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 15.6% to JPY 182.7 billion from the same period last year due mainly to favorable foreign currency effects, despite an increase in SG&A expenses.

Power Product and Other Businesses

For the years ended March 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014	Change	%
Power product business	6,071	6,036	- 35	- 0.6
Japan	314	314	0	0.0
North America	2,604	2,718	114	4.4
Europe	1,004	1,032	28	2.8
Asia	1,572	1,500	- 72	- 4.6
Other Regions	577	472	- 105	- 18.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2013 and for the year ended March 31, 2014, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 8.4%, to JPY 304.2 billion from the previous fiscal year, due mainly to favorable foreign currency translation effects. Honda reported an operating loss of JPY 1.7 billion, an improvement of JPY 7.7 billion from the previous fiscal year, due mainly to favorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal year by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 4,192.2 billion, an increase of 7.7% from the previous fiscal year due mainly to increased revenue in automobile and motorcycle business operations. Operating income totaled JPY 214.0 billion, an increase of 20.0% from the previous fiscal year due mainly to favorable foreign currency effects, despite increased R&D and SG&A expenses.

In North America, revenue increased by 22.9%, to JPY 5,969.9 billion from the previous fiscal year due mainly to increased revenue in automobile business operations, as well as favorable foreign currency translation effects. Operating income totaled JPY 290.9 billion, an increase of 39.2% from the previous fiscal year due mainly to a continuing cost reduction efforts as well as favorable foreign currency effects, despite an increase in SG&A expenses.

In Europe, revenue increased by 20.7%, to JPY 775.2 billion from the previous fiscal year mainly due to favorable foreign currency translation effects, despite decreased revenue in motorcycle and automobile business operations. Honda reported an operating loss of JPY17.1 billion, a decrease of JPY 17.5 billion from the previous fiscal year mainly due to a decrease in sales volume and model mix, despite decreased SG&A expenses and favorable foreign currency effects.

In Asia, revenue increased by 22.6%, to JPY 2,826.9 billion from the previous fiscal year mainly due to increased revenue in motorcycle business operations as well as favorable foreign currency translation effects. Operating income increased by 48.5%, to JPY 217.9 billion from the previous fiscal year due mainly to an increase in sales volume and model mix as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, revenue increased by 14.4%, to JPY 1,025.5 billion from the previous fiscal year mainly due to increased revenue in motorcycle business operations as well as favorable foreign currency translation effects. Operating income totaled JPY 44.9 billion, an increase of 25.8% from the previous fiscal year mainly due to an increase in sales volume and model mix, despite increased SG&A expenses.

Forecasts for the Fiscal Year Ending March 31, 2015

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2015, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2015

	Yen (billions)	Changes from FY 2014
Net sales and other operating revenue	12,750.0	+ 7.7%
Operating income	760.0	+ 1.3%
Income before income taxes and equity in income of affiliates	745.0	+ 2.2%
Net income attributable to Honda Motor Co., Ltd.	595.0	+ 3.6%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	330.14

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 100 and JPY 135, respectively, for the full year ending March 31, 2015.

The reasons for the increases or decreases in the forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2015 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	125.7
Cost reduction, the effect of raw material cost fluctuations, etc.	50.0
SG&A expenses	- 87.0
R&D expenses	- 12.0
Currency effect	- 67.0

Operating income compared with fiscal year 2014	9.7

Fair value of derivative instruments	- 43.0
Others	49.3

Income before income taxes and equity in income of affiliates compared with fiscal year 2014	16.0

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Consolidated Statements of Balance Sheets for the Fiscal Year Ended March 31, 2014

Total assets increased by JPY 1,986.6 billion, to JPY 15,622.0 billion from March 31, 2013, mainly due to increases in Finance subsidiaries’ long-term receivables and Property, plant and equipment, Property on operating leases as well as foreign currency translation effects. Total liabilities increased by JPY 1,078.6 billion, to JPY 9,508.6 billion from March 31, 2013, mainly due to an increase in long-term debt and foreign currency translation effects. Total equity increased by JPY 907.9 billion, to JPY 6,113.3 billion from March 31, 2013 due mainly to net income and foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal Year Ended March 31, 2014

Consolidated cash and cash equivalents on March 31, 2014 decreased by JPY 37.2 billion from March 31, 2013, to JPY 1,168.9 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 1,229.1 billion for the fiscal year ended March 31, 2014. Cash inflows from operating activities increased by JPY 428.4 billion compared with the previous fiscal year due mainly to an increase in cash received from customers as a result of increased unit sales of automobiles, despite increased payments for parts and raw materials.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 1,708.7 billion. Cash outflows from investing activities increased by JPY 638.9 billion compared with the previous fiscal year, due mainly to an increase in acquisitions of finance subsidiaries-receivables and purchases of operating lease assets, despite an increase in collections of finance subsidiaries-receivables.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 370.5 billion. Cash inflows from financing activities increased by JPY 250.9 billion compared with the previous fiscal year, due mainly to an increase in debt, despite increase in cash outflow due to an increase in dividends paid.

Supplemental information for cash flows

	FY2013 Year-end	FY2014 Year-end
Shareholders’ equity ratio (%)	37.0	37.9
Shareholders’ equity ratio on a market price basis (%)	47.0	41.9
Repayment period (years)	6.1	4.8
Interest coverage ratio	10.9	16.0

•	Shareholders’ equity ratio: Honda Motor Co., Ltd. shareholders’ equity / total assets

•	Shareholders’ equity ratio on a market price basis: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows. Interest bearing debt represents Honda’s outstanding debts with interest payments, which are included on the consolidated balance sheets.

3.	“Shareholders’ equity ratio” is calculated based on “total Honda Motor Co., Ltd. shareholders’ equity”.

4.	Honda corrects shareholders’ equity for the year ended March 31, 2013. Supplemental information for cash flow is also adjusted. For detailed information, refer to “[7] Changes in Accounting Policies (b) Changing in Fiscal Year-end of a Subsidiary”

Profit Redistribution Policy and Dividend per Share of Common Stock for the fiscal years 2014 and 2015

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 22 per share for the year ended March 31, 2014. As a result, total cash dividends for the year ended March 31, 2014, together with the first quarter cash dividends of JPY 20, the second quarter cash dividends of JPY 20 and the third quarter cash dividends of JPY 20, are planned to be JPY 82 per share, an increase of JPY 6 per share from the annual dividends paid for the year ended March 31, 2013.

Also, please note that the year-end cash dividends for the year ended March 31, 2014 is a matter to be resolved at the ordinary general meeting of shareholders.

The Company expects to distribute quarterly cash dividends of JPY 22 per share for each quarter for the year ending March 31, 2015. As a result, total cash dividends for the year ending March 31, 2015 are expected to be JPY 88 per share, an increase of JPY 6 from the annual dividends to be paid for the year ended March 31, 2014.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.” “Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people. It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.” With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction.” Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Medium- and Long-term Management Strategy and Management Target: Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

Honda will focus all its energies on the tasks set out below, aiming to get back on a growth trajectory as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability, and low CO2 emissions.”

1. Research and Development

In connection with its efforts to develop the most effective safety and environmental technologies, Honda will continue to be innovative in advanced technology and products. Honda aims to create and introduce new value-added products to quickly respond to specific needs in various markets around the world. Honda will also continue its efforts to conduct research on experimental technologies for the future.

2. Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region. Learning from the experience of disasters such as the Great East Japan Earthquake and the Thai floods, Honda will work at improving its global supply chain, implementing disaster prevention measures at each place of business and devising more effective business continuity plans (BCPs).

3. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

4. Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5. Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda has now set a target to reduce CO2 emissions from its global products by 30 percent by the end of 2020 compared to year 2000 levels. In addition to reducing CO2 emissions during production and supply chain, Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions through mobility and people’s everyday lives.

7. Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want to exist.

Consolidated Financial Summary

For the three months and the year ended March 31, 2013 and 2014

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2013	Three months ended Mar. 31, 2014	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014
Net sales and other operating revenue	2,744,960	3,097,246	9,877,947	11,842,451
Operating income	135,989	165,293	544,810	750,281
Income before income taxes and equity in income of affiliates	98,074	174,706	488,891	728,940
Net income attributable to Honda Motor Co., Ltd.	75,752	170,508	367,149	574,107

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	42.03	94.61	203.71	318.54

	U.S. Dollar (millions)
		Three months ended Mar. 31, 2014		Year ended Mar. 31, 2014
Net sales and other operating revenue		30,094		115,064
Operating income		1,606		7,290
Income before income taxes and equity in income of affiliates		1,697		7,083
Net income attributable to Honda Motor Co., Ltd.		1,657		5,578

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.92		3.10

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2013	Mar. 31, 2014
Assets
Current assets:
Cash and cash equivalents	1,206,128	1,168,914
Trade accounts and notes receivable	1,005,981	1,158,671
Finance subsidiaries-receivables, net	1,243,002	1,464,215
Inventories	1,215,421	1,302,895
Deferred income taxes	234,075	202,123
Other current assets	418,446	474,448

Total current assets	5,323,053	5,771,266

Finance subsidiaries-receivables, net	2,788,135	3,317,553

Investments and advances:
Investments in and advances to affiliates	459,110	564,266
Other, including marketable equity securities	209,680	253,661

Total investments and advances	668,790	817,927

Property on operating leases:
Vehicles	2,243,424	2,718,131
Less accumulated depreciation	400,292	481,410

Net property on operating leases	1,843,132	2,236,721

Property, plant and equipment, at cost:
Land	515,661	521,806
Buildings	1,686,638	1,895,140
Machinery and equipment	3,832,090	4,384,255
Construction in progress	288,073	339,093

	6,322,462	7,140,294
Less accumulated depreciation and amortization	3,922,932	4,321,862

Net property, plant and equipment	2,399,530	2,818,432

Other assets	612,717	660,132

Total assets	13,635,357	15,622,031

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2013	Mar. 31, 2014
Liabilities and Equity
Current liabilities:
Short-term debt	1,238,297	1,319,344
Current portion of long-term debt	945,046	1,303,464
Trade payables:
Notes	31,354	28,501
Accounts	956,660	1,071,179
Accrued expenses	593,570	626,503
Income taxes payable	48,454	43,085
Other current liabilities	275,623	319,253

Total current liabilities	4,089,004	4,711,329

Long-term debt, excluding current portion	2,710,845	3,234,066
Other liabilities	1,630,085	1,563,238

Total liabilities	8,429,934	9,508,633

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2013 and 2014	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	47,583	49,276
Retained earnings	6,001,649	6,431,682
Accumulated other comprehensive income (loss), net	(1,236,792)	(793,014)
Treasury stock, at cost 9,131,140 shares on Mar. 31, 2013 and 9,137,234 shares on Mar. 31, 2014	(26,124)	(26,149)

Total Honda Motor Co., Ltd. shareholders’ equity	5,043,500	5,918,979

Noncontrolling interests	161,923	194,419

Total equity	5,205,423	6,113,398

Commitments and contingent liabilities

Total liabilities and equity	13,635,357	15,622,031

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(A) For the three months ended March 31, 2013 and 2014

	Yen (millions)
	Three months ended Mar. 31, 2013	Three months ended Mar. 31, 2014
Net sales and other operating revenue	2,744,960	3,097,246
Operating costs and expenses:
Cost of sales	2,050,556	2,277,016
Selling, general and administrative	402,783	471,084
Research and development	155,632	183,853

	2,608,971	2,931,953

Operating income	135,989	165,293

Other income (expenses):
Interest income	5,821	6,486
Interest expense	(3,214)	(3,042)
Other, net	(40,522)	5,969

	(37,915)	9,413

Income before income taxes and equity in income of affiliates	98,074	174,706

Income tax expense:
Current	21,643	38,709
Deferred	6,591	(6,427)

	28,234	32,282

Income before equity in income of affiliates	69,840	142,424
Equity in income of affiliates	13,083	37,387

Net income	82,923	179,811
Less: Net income attributable to noncontrolling interests	7,171	9,303

Net income attributable to Honda Motor Co., Ltd.	75,752	170,508

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	42.03	94.61

Consolidated Statements of Comprehensive Income

(A) For the three months ended March 31, 2013 and 2014

	Yen (millions)
	Three months ended Mar. 31, 2013	Three months ended Mar. 31, 2014
Net income	82,923	179,811
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	326,799	(22,465)
Unrealized gains (losses) on available-for-sale securities, net	11,873	(7,395)
Unrealized gains (losses) on derivative instruments, net	441	478
Pension and other postretirement benefits adjustment	(21,409)	38,420

Other comprehensive income (loss), net of tax	317,704	9,038

Comprehensive income (loss)	400,627	188,849
Less: Comprehensive income attributable to noncontrolling interests	18,090	12,813

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	382,537	176,036

Consolidated Statements of Income

(B) For the year ended March 31, 2013 and 2014

	Yen (millions)
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014
Net sales and other operating revenue	9,877,947	11,842,451
Operating costs and expenses:
Cost of sales	7,345,162	8,761,083
Selling, general and administrative	1,427,705	1,696,957
Research and development	560,270	634,130

	9,333,137	11,092,170

Operating income	544,810	750,281

Other income (expenses):
Interest income	25,742	24,026
Interest expense	(12,157)	(12,703)
Other, net	(69,504)	(32,664)

	(55,919)	(21,341)

Income before income taxes and equity in income of affiliates	488,891	728,940

Income tax expense:
Current	125,724	207,236
Deferred	53,252	45,426

	178,976	252,662

Income before equity in income of affiliates	309,915	476,278
Equity in income of affiliates	82,723	132,471

Net income	392,638	608,749
Less: Net income attributable to noncontrolling interests	25,489	34,642

Net income attributable to Honda Motor Co., Ltd.	367,149	574,107

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	203.71	318.54

Consolidated Statements of Comprehensive Income

(B) For the year ended March 31, 2013 and 2014

	Yen (millions)
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014
Net income	392,638	608,749
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	430,812	333,659
Unrealized gains (losses) on available-for-sale securities, net	7,984	15,252
Unrealized gains (losses) on derivative instruments, net	(52)	237
Pension and other postretirement benefits adjustment	(15,297)	107,718

Other comprehensive income (loss), net of tax	423,447	456,866

Comprehensive income (loss)	816,085	1,065,615
Less: Comprehensive income attributable to noncontrolling interests	39,650	47,730

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	776,435	1,017,885

[3] Consolidated Statements of Changes in Equity

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Honda Motor Co., Ltd. Shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	86,067	172,529	47,184	5,758,641	(1,646,078)	(26,117)	4,392,226	125,676	4,517,902
Adjustment resulting from change in fiscal year-end of a subsidiary, net of tax	—	—	—	6,023	—	—	6,023	1,658	7,681

Adjusted balances as of March 31, 2012	86,067	172,529	47,184	5,764,664	(1,646,078)	(26,117)	4,398,249	127,334	4,525,583

Transfer to legal reserves			399	(399)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(129,765)			(129,765)		(129,765)
Dividends paid to noncontrolling interests								(6,250)	(6,250)
Capital transactions and others		(1,412)					(1,412)	1,189	(223)

Comprehensive income (loss):
Net income				367,149			367,149	25,489	392,638
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					415,462		415,462	15,350	430,812
Unrealized gains (losses) on available-for-sale securities, net					7,933		7,933	51	7,984
Unrealized gains (losses) on derivative instruments, net					(52)		(52)		(52)
Pension and other postretirement benefits adjustments					(14,057)		(14,057)	(1,240)	(15,297)

Total comprehensive income (loss)							776,435	39,650	816,085

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2013	86,067	171,117	47,583	6,001,649	(1,236,792)	(26,124)	5,043,500	161,923	5,205,423

Transfer to legal reserves			1,693	(1,693)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(142,381)			(142,381)		(142,381)
Dividends paid to noncontrolling interests								(9,677)	(9,677)
Capital transactions and others								(5,557)	(5,557)

Comprehensive income (loss):
Net income				574,107			574,107	34,642	608,749
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					320,424		320,424	13,235	333,659
Unrealized gains (losses) on available-for-sale securities, net					15,219		15,219	33	15,252
Unrealized gains (losses) on derivative instruments, net					237		237		237
Pension and other postretirement benefits adjustments					107,898		107,898	(180)	107,718

Total comprehensive Income (loss)							1,017,885	47,730	1,065,615

Purchase of treasury stock						(26)	(26)		(26)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2014	86,067	171,117	49,276	6,431,682	(793,014)	(26,149)	5,918,979	194,419	6,113,398

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014
Cash flows from operating activities:
Net income	392,638	608,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	335,536	442,318
Depreciation of property on operating leases	254,933	352,402
Deferred income taxes	53,252	45,426
Equity in income of affiliates	(82,723)	(132,471)
Dividends from affiliates	84,705	98,955
Provision for credit and lease residual losses on finance subsidiaries-receivables	10,059	18,904
Impairment loss on property on operating leases	4,773	3,301
Loss (gain) on derivative instruments, net	35,027	(39,376)
Decrease (increase) in assets:
Trade accounts and notes receivable	(90,495)	(92,638)
Inventories	(74,662)	(2,901)
Other current assets	2,019	(7,363)
Other assets	(27,243)	(59,816)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(95,192)	70,988
Accrued expenses	52,021	49,718
Income taxes payable	21,764	(8,688)
Other current liabilities	(4,489)	31,404
Other liabilities	(4,384)	(53,815)
Other, net	(66,795)	(95,906)

Net cash provided by operating activities	800,744	1,229,191

Cash flows from investing activities:
Increase in investments and advances	(34,426)	(45,617)
Decrease in investments and advances	19,850	58,243
Payments for purchases of available-for-sale securities	(5,642)	(44,459)
Proceeds from sales of available-for-sale securities	l,347	14,501
Payments for purchases of held-to-maturity securities	(5,186)	(20,771)
Proceeds from redemptions of held-to-maturity securities	17,005	3,358
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposal		9,129
Proceeds from sales of investments in affiliates		5,363
Capital expenditures	(626,879)	(774,006)
Proceeds from sales of property, plant and equipment	44,182	34,069
Proceeds from insurance recoveries for damaged property, plant and equipment	9,600	6,800
Acquisitions of finance subsidiaries-receivables	(1,951,802)	(2,792,774)
Collections of finance subsidiaries-receivables	1,833,669	2,354,029
Purchases of operating lease assets	(793,118)	(1,127,840)
Proceeds from sales of operating lease assets	418,086	611,317
Other, net	3,558	(86)

Net cash used in investing activities	(1,069,756)	(1,708,744)

[4] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014
Cash flows from financing activities:
Proceeds from short-term debt	6,775,636	8,559,288
Repayments of short-term debt	(6,621,897)	(8,563,616)
Proceeds from long-term debt	1,101,469	1,588,826
Repayments of long-term debt	(970,702)	(1,039,595)
Dividends paid	(129,765)	(142,381)
Dividends paid to noncontrolling interests	(6,250)	(9,677)
Sales (purchases) of treasury stock, net	(7)	(25)
Other, net	(28,917)	(22,265)

Net cash provided by (used in) financing activities	119,567	370,555

Effect of exchange rate changes on cash and cash equivalents	108,460	71,784

Net change in cash and cash equivalents	(40,985)	(37,214)

Cash and cash equivalents at beginning of the year	1,247,113	1,206,128

Cash and cash equivalents at end of the year	1,206,128	1,168,914

[5] Assumptions for Going Concern

None

[6] Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 365

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc.,

Honda R&D Co., Ltd., American Honda Finance Corporation.

2.	Affiliated companies

Number of affiliated companies: 83

Corporate names of major affiliated companies accounted for under the equity method:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 15; Honda Motor Technology (China) Co., Ltd.

Reduced through reorganization: 19; Honda elesys Co., Ltd.

Affiliated companies:

Newly formed affiliated companies: 2

Reduced through reorganization: 5

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended March 31, 2014 were JPY 102.78 = USD 1 and JPY 140.79 = EUR 1. The average exchange rates for the same period last year were JPY 92.42 = USD 1 and JPY 122.04 = EUR 1. The average exchange rates for the fiscal year ended March 31, 2014 were JPY 100.24 = USD 1 and JPY 134.37 = EUR 1 as compared with JPY 83.10 = USD 1 and JPY 107.14 = EUR 1 for the previous fiscal year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 102.92 = USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2014.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

[7] Changes in Accounting Policies

(a) Adoption of New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This amendment requires reporting entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

Honda adopted ASU 2013-02, effective April 1, 2013. This adoption has no impact on the Honda’s financial position or results of operations.

(b) Changing in Fiscal Year-end of a Subsidiary

Effective April 1, 2013, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month differences between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impacts on the retained earnings and noncontrolling interests as of April 1, 2012 are JPY 6,023 million and JPY 1,658 million, respectively. Honda believes the effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the year ended March 31, 2013, and therefore the Company’s consolidated financial statements have not been retrospectively adjusted, except for the adjustment to retained earnings and noncontrolling interests as of April 1, 2012.

[8] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended March 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	375,371	2,136,941	151,498	81,150	2,744,960	—	2,744,960
Intersegment	—	3,665	3,406	1,962	9,033	(9,033)	—

Total	375,371	2,140,606	154,904	83,112	2,753,993	(9,033)	2,744,960
Cost of sales, SG&A and R&D expense	350,143	2,063,339	113,996	90,526	2,618,004	(9,033)	2,608,971

Segment income (loss)	25,228	77,267	40,908	(7,414)	135,989	—	135,989

For the three months ended March 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	448,523	2,378,267	187,757	82,699	3,097,246	—	3,097,246
Intersegment	—	4,766	2,654	2,963	10,383	(10,383)	—

Total	448,523	2,383,033	190,411	85,662	3,107,629	(10,383)	3,097,246
Cost of sales, SG&A and R&D expense	405,562	2,310,104	141,592	85,078	2,942,336	(10,383)	2,931,953

Segment income (loss)	42,961	72,929	48,819	584	165,293	—	165,293

(B) As of and for the year ended March 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,339,549	7,709,216	548,506	280,676	9,877,947	—	9,877,947
Intersegment	—	14,374	11,750	10,994	37,118	(37,118)	—

Total	1,339,549	7,723,590	560,256	291,670	9,915,065	(37,118)	9,877,947
Cost of sales, SG&A and R&D expenses	1,229,316	7,437,599	402,098	301,242	9,370,255	(37,118)	9,333,137

Segment income (loss)	110,233	285,991	158,158	(9,572)	544,810	—	544,810

Assets	1,095,357	5,759,126	6,765,322	309,149	13,928,954	(293,597)	13,635,357
Depreciation and amortization	34,665	290,522	256,166	9,116	590,469	—	590,469
Capital expenditures	73,513	540,625	794,869	14,519	1,423,526	—	1,423,526

As of and for the year ended March 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,663,631	9,176,360	698,185	304,275	11,842,451	—	11,842,451
Intersegment	—	18,569	10,403	13,900	42,872	(42,872)	—

Total	1,663,631	9,194,929	708,588	318,175	11,885,323	(42,872)	11,842,451
Cost of sales, SG&A and R&D expenses	1,498,026	8,791,228	525,832	319,956	11,135,042	(42,872)	11,092,170

Segment income (loss)	165,605	403,701	182,756	(1,781)	750,281	0	750,281

Assets	1,264,903	6,398,580	7,980,989	346,177	15,990,649	(368,618)	15,622,031
Depreciation and amortization	46,038	383,325	354,704	10,653	794,720	—	794,720
Capital expenditures	57,702	705,696	1,131,761	14,708	1,909,867	—	1,909,867

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 293,583 million as of March 31, 2013 and JPY 294,819 million as of March 31, 2014 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 254,933 million for the year ended March 31, 2013 and JPY 352,402 million for the year ended March 31, 2014, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 793,118 million for the year ended March 31, 2013 and JPY 1,127,840 million for the year ended March 31, 2014 respectively, of purchase of operating lease assets.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended March 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	517,660	1,268,715	176,300	562,287	219,998	2,744,960	—	2,744,960
Transfers between geographic areas	541,718	73,049	30,554	103,678	3,932	752,931	(752,931)	—

Total	1,059,378	1,341,764	206,854	665,965	223,930	3,497,891	(752,931)	2,744,960
Cost of sales, SG&A and R&D expenses	1,012,709	1,312,704	186,453	627,933	213,717	3,353,516	(744,545)	2,608,971

Operating income (loss)	46,669	29,060	20,401	38,032	10,213	144,375	(8,386)	135,989

For the three months ended March 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	690,805	1,319,179	209,395	620,273	257,594	3,097,246	—	3,097,246
Transfers between geographic areas	418,317	86,167	34,656	128,021	2,753	669,914	(669,914)	—

Total	1,109,122	1,405,346	244,051	748,294	260,347	3,767,160	(669,914)	3,097,246
Cost of sales, SG&A and R&D expenses	1,065,862	1,363,456	229,111	694,230	247,423	3,600,082	(668,129)	2,931,953

Operating income (loss)	43,260	41,890	14,940	54,064	12,924	167,078	(1,785)	165,293

(B) As of and for the year ended March 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,925,333	4,612,361	536,856	1,926,434	876,963	9,877,947	—	9,877,947
Transfers between geographic areas	1,968,179	244,741	105,254	379,213	19,504	2,716,891	(2,716,891)	—

Total	3,893,512	4,857,102	642,110	2,305,647	896,467	12,594,838	(2,716,891)	9,877,947
Cost of sales, SG&A and R&D expenses	3,715,084	4,648,184	641,650	2,158,889	860,773	12,024,580	(2,691,443)	9,333,137

Operating income (loss)	178,428	208,918	460	146,758	35,694	570,258	(25,448)	544,810

Assets	3,264,383	7,645,540	673,667	1,523,192	660,856	13,767,638	(132,281)	13,635,357
Long-lived assets	1,167,236	2,481,097	124,088	434,827	143,570	4,350,818	—	4,350,818

As of and for the year ended March 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,216,735	5,595,981	676,502	2,340,100	1,013,133	11,842,451	—	11,842,451
Transfers between geographic areas	1,975,544	374,018	98,766	486,823	12,368	2,947,519	(2,947,519)	—

Total	4,192,279	5,969,999	775,268	2,826,923	1,025,501	14,789,970	(2,947,519)	11,842,451
Cost of sales, SG&A and R&D expenses	3,978,185	5,679,094	792,393	2,609,023	980,600	14,039,295	(2,947,125)	11,092,170

Operating income (loss)	214,094	290,905	(17,125)	217,900	44,901	750,675	(394)	750,281

Assets	3,442,746	8,825,278	709,469	1,996,929	767,225	15,741,647	(119,616)	15,622,031
Long-lived assets	1,280,071	3,025,095	133,061	588,413	171,429	5,198,069	—	5,198,069

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 293,583 million as of March 31, 2013 and JPY 294,819 million as of March 31, 2014 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

[9] Notes to information about per common share

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	(Yen)
	Mar. 31, 2013	Mar. 31, 2014
Honda Motor Co., Ltd. shareholders’ equity per common share	2,798.37	3,284.14
Basic net income attributable to Honda Motor Co., Ltd. per common share	203.71	318.54

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2013 and 2014 were 1,802,297,290 and 1,802,291,196, respectively.

Honda corrects shareholders’ equity for the year ended March 31, 2013. Honda Motor Co., Ltd. shareholders’ equity per common share is also adjusted. For detailed information, please refer to Consolidated Financial Summary “[7] Changes in Accounting Policies (b) Changing in Fiscal Year-end of a Subsidiary”.

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2013 and 2014 were 1,802,298,819 and 1,802,294,383, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2013 or 2014.

[10] Other

1. Impairment loss on investments in affiliates

For the year ended March 31, 2012, Honda recognized impairment losses of JPY 12,757 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market prices. The impairment losses are included in equity in income of affiliates in the accompanying consolidated statement of income. For the year ended March 31, 2014, Honda did not recognize any significant impairment losses.

2. Impact of the plan amendment and curtailment in consolidated subsidiaries on the Company’s consolidated financial position and results of operations

In September 2013, certain consolidated subsidiaries in North America amended their existing defined benefit pension plans, effective January 1, 2014, to reduce the benefits in future periods for their employees on or after January 1, 2014.

This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement were recorded in other comprehensive income (loss), net of tax during the fiscal year ended March 31, 2014.

Following this plan amendment, employees of these consolidated subsidiaries could elect to move from the existing defined benefit pension plans to a defined contribution pension plan on January 1, 2014. Consequently, certain employees elected to move to the defined contribution pension plan in October 2013, resulting in a curtailment in the existing defined benefit pension plans. As a result, Honda recognized JPY 21,368 million of the prior service benefit included in accumulated other comprehensive income (loss) as a curtailment gain, of which JPY 15,407 million is included in cost of sales and JPY 5,961 million is included in selling, general and administrative expense in the accompanying consolidated statements of income for the fiscal year ended March 31, 2014. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of plan assets in the existing defined benefit pension plans at the date of the curtailment. The effect of the remeasurement was recorded in other comprehensive income (loss), net of tax during the fiscal year ended March 31, 2014.

3. Income Taxes

On March 20, 2014, the National Diet of Japan approved amendments to existing income tax laws and the Special Reconstruction Corporation Tax imposed on companies will be abolished for fiscal years beginning on or after April 1, 2014. Upon the change in the laws, the statutory income tax rate in Japan for fiscal years beginning on or after April 1, 2014 will be changed to approximately 35%. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. As a result, net of deferred tax assets decreased JPY 7,321 million, and income tax expenses increased JPY 7,321 million, as of the enactment date of the laws.

[11] Significant Subsequent Events

None

Unconsolidated Financial Summary

(Parent company only)

(For the years ended March 31, 2013 and 2014)

Financial Highlights

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2013	% Change	Year ended Mar. 31, 2014
Net sales	3,244,070	7.5%	3,488,369
Operating income	103,932	20.9%	125,604
Ordinary income	193,825	78.5%	345,920
Net income	154,714	69.9%	262,928

	Yen
Net income per share	85.84		145.89

Financial forecast for the Fiscal Year Ending March 31, 2015

(Parent company only)

Yen (millions)
Year ending Mar. 31, 2015
Net sales	3,640,000
Operating income	140,000
Ordinary income	355,000
Net income	280,000

Yen
Net income per share	155.36

[1] Unconsolidated Balance Sheets

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014
Current assets	1,004,300	1,013,451
Fixed assets	1,559,023	1,608,002

Total assets	2,563,324	2,621,454

Current liabilities	626,429	556,707
Fixed liabilities	173,413	169,538

Total liabilities	799,843	726,245
Common stock	86,067	86,067
Capital surplus	170,313	170,314
Retained earnings	1,499,582	1,620,128
Treasury stock	(26,222)	(26,247)
Difference of appreciation and conversion	33,740	44,945

Total net assets	1,763,480	1,895,208

Total liabilities and net assets	2,563,324	2,621,454

[2] Unconsolidated Statements of Income

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2013	Year ended Mar. 31, 2014
Net sales	3,244,070	3,488,369
Cost of sales	2,245,643	2,385,631
Selling, general and administrative expenses	894,494	977,133

Operating income (loss)	103,932	125,604
Non-operating income	187,446	264,655
Non-operating expenses	97,553	44,339
Ordinary income	193,825	345,920
Extraordinary income	4,564	17,150
Extraordinary loss	3,640	24,887

Income before income taxes	194,750	338,183
Income taxes (benefit) expense:
Current	21,055	39,006
Deferred	18,980	36,249

Net income	154,714	262,928

[3] Unconsolidated Statements of Stockholders’ Equity

(Parent company only)

	Stockholders’ equity					Difference of appreciation and conversion
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges	Total net assets
Balance at March 31, 2013	86,067	170,313	1,499,582	(26,222)	1,729,740	33,977	(237)	1,763,480

Changes of items during the period
Dividend from surplus			(142,381)		(142,381)			(142,381)
Net income (loss)			262,928		262,928			262,928
Purchase of treasury stock				(26)	(26)			(26)
Reissuance of treasury stock			—	1	2			2
Others						10,967	237	11,204
Total changes of items during the period	—	—	120,546	(24)	120,522	10,967	237	131, 727

Balance at March 31, 2014	86,067	170,313	1,620,128	(26,247)	1,850,263	44,945	—	1,895,208

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month May 2014.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[Translation]

April 25, 2014

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

for Fiscal 2014

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on April 25, 2014, resolved the expected amount of the fiscal year-end distribution of surplus (quarterly dividends) the record date of which is March 31, 2014.

The distribution of surplus mentioned above will be proposed at the 90th Ordinary General Meeting of Shareholders scheduled to be held in June 2014.

Particulars

1.	Details of Distribution of Surplus (Quarterly Dividends)

	Projected Dividends (Resolved on April 25, 2014)	Dividends Forecast (Announced on January 31, 2014)	Dividends Paid for the Corresponding Quarter in Fiscal 2013
Record Date	March 31, 2014	March 31, 2014	March 31, 2013
Dividends per Share of Common Stock (yen)	22	20	19
Total Amount of Dividends (million yen)	39,650	—	34,243
Effective Date	Undecided	—	June 20, 2013
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

2.	Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account its consolidated earnings performance from a long-term perspective. The Company resolved that a fiscal year-end quarterly dividend payment of ¥22 per share of common stock is expected to be paid considering its consolidated financial results for the fiscal year ended March 31, 2014.

Reference: Details of Annual Dividends

	Dividends per Share (yen)
Record Date	End of First Quarter	End of Second Quarter	End of Third Quarter	Fiscal Year-end	Total
Projected Dividends	—	—	—	22	82
Dividends Paid in Fiscal 2014	20	20	20	—	—
Dividends Paid in Fiscal 2013	19	19	19	19	76